Tevecap S.A. Announces Expiration of Exchange Offer

            SAO PAULO, May 2, 2005 - Tevecap S.A. (the "Company") today announced the expiration of its exchange offer for an aggregate principal amount of up to US$7,273,000 of its outstanding 12.625% Senior Notes due 2004 (the "Existing Notes") for the same principal amount of its 12.625% Senior Notes due 2009 (the "New Notes").  The exchange offer commenced on March 7, 2005 and expired at 5:00 p.m., New York City time, on April 29, 2005.  As of the expiration date, holders of US$7,008,000 in principal amount, or approximately 96.4% of outstanding Existing Notes had tendered their Existing Notes, and the Company expects to issue the New Notes in this aggregate principal amount.

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            THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL TO THE TERMS AND CONDITIONS OF THE REGISTRATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

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This notice is dated as of May 2, 2005.